Via Facsimile and U.S. Mail
Mail Stop 6010

September 4, 2008

Mr. Edward H. Ellis, Jr.
EVP and Chief Financial Officer
HCC Insurance Holdings, Inc.
13403 Northwest Freeway
Houston, TX 77040-6094

Re: HCC Insurance Holdings, Inc.
        Form 10-Q for the Quarter Ended March 31, 2007
        File No. 001-13790

Dear Mr. Ellis:

        We have completed our review of your Form 10-Q and have no further comments at this
time.

                                                    Sincerely,

                                                    Gus Rodriguez
                                                    Accounting Branch Chief